June 27, 2007

Kevin E. Grant
Chief Executive Officer
Cypress Sharpridge Investments, Inc.
65 East 55th Street
New York, New York 10022

Re: **Cypress Sharpridge Investments, Inc.**
        Amendment No. 1 to Form S-11
        Filed on June 6, 2007
        File No. 333-142236

Dear Mr. Grant:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General Comments

1.   We note from your responses to comments 3 and 4 that your Manager designates the officers and employees of its sub-advisor and other individuals who provide services to you to receive the shares of the restricted common stock directly. On

page 105, you state that "[w]hen we grant shares of restricted stock to our Manager, the grants are automatically allocated to our sub-advisors, who in turn re-allocate them to their officers and employees and other persons who provide services to us." Please reconcile these two statements.

2. We note your response to comment 13. Please revise to discuss the recent impact that mortgage defaults may have on the growth in the CDO market and discuss any trend in this regard in the MD&A section.

3. We note your response to comment 23. Given that on page 81 you state that you may invest in sub-prime mortgages in the future, please revise your Summary section to note your potential investment in sub-prime mortgages and junk bonds. Also, pleas revise your Risk Factor section to describe the risks associated with investing in sub-prime mortgages.

Competitive Strengths, page 2

Strong Alignment of Interests, page 3

4. We reissue comment 14. We note your summary subheading "Strong Alignment of Interests." Please revise your disclosure in this section and the heading to covey conflicts with and the aggregate percentage of shares that will be owned by affiliates who will be able to exert significant influence over stockholder matters, including the election of directors.

Our Targeted Asset Classes, page 6

5. We reissue comment 16. Please revise to disclose key strategic objectives for various asset categories such as the weighted average rating factor, weighted average FICO score, weighted average loan-to-value ratio, target debt rating, weighted average maturities and interest rates, and prepayment and default rates and explain how they diverge from your current portfolio, if at all.

Conflicts of Interest, page 10

6. We note your response to comment 23 that you will not use more than 10% of the net offering proceeds to repay the underwriters for indebtedness under repurchase agreements. In connection with Rule 140, please tell us whether a substantial portion of the proceeds will be used to purchase securities issued by any one or a few issuers.

Risk Factors, page 18

We have relationships with certain of our underwriters, or their respective affiliates, and those underwriters or their affiliates may receive benefits in connection with this offering, page 37

7.   Please revise your disclosure to note the total capacity available under the repurchase agreements you have with your underwriters.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

Critical Accounting Policies, page 56

8.   Please provide a detailed analysis showing us how you determined that you should account for your activities as an investment company under The AICPA's Statement of Position Clarification of the Scope of the Audit and Accounting Guide Audits of Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies. In your response, please address each of the key factors in the proposed SOP, and for each key factor, tell us whether your specific facts and circumstances support your accounting for your activities under the AICPA Audit and Accounting Guide for Investment Companies.

Non-Investment Expenses, page 62

9.   Please revise to disclose the amount of your non-investment expenses that pertain to management fees payable to your Manager in accordance with your management agreement, amortization related to restricted stock and stock options, directors' fees and insurance premiums expenses for directors and officers and other general and administrative expenses.

Our Company, page 72

10.   We reissue comment 40 in part. Please revise your portfolio table on page 73 to disclose the percentage allocation of your investments based on your total investments as opposed to net assets.

Hedging Strategy, page 83

11.   We reissue comment 38. Please revise to disclose the percentage of the interest rate risk associated with the financing of your portfolio that is hedged.

Kevin E. Grant
Cypress Sharpridge Investments, Inc.
June 27, 2007
Page 4

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee, Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Daniel LeBey, Esq. (*via facsimile*)